

Product supplement no. 150-I
To prospectus dated December 1, 2005 and
prospectus supplement dated October 12, 2006

Registration Statement No. 333-130051
Dated August 13, 2008
Rule 424(b)(2)

JPMorganChase

JPMorgan Chase & Co.

Principal Protected Notes Linked to the CBOE Volatility Index®

General

- JPMorgan Chase & Co. may offer and sell principal protected notes linked to the CBOE Volatility Index®, which we refer to as the Index, from time to time. This product supplement no. 150-I describes terms that will apply generally to the principal protected notes, and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement, as the case may be, will describe terms that apply specifically to the notes, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as terms supplements. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant terms supplement will control.
- The notes are senior unsecured obligations of JPMorgan Chase & Co.
- Payment is linked to the CBOE Volatility Index® as described below.
- Unless otherwise specified in the relevant terms supplement, full principal protection (or partial principal protection if the relevant terms supplement specifies a Partial Principal Protection Percentage) if the notes are held to maturity.
- Unless otherwise specified in the relevant terms supplement, cash payment at maturity of principal (or a portion of principal if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount.
- The Additional Amount will depend on the Index Spread and the specific terms of the notes as set forth in the relevant terms supplement. Unless otherwise specified, the Additional Amount per $1,000 principal amount note will equal the product of the Leverage Factor and the Index Spread (expressed in U.S. dollars), *provided* that the Additional Amount will not be less than zero.
- In addition to a cash payment at maturity of the applicable principal amount plus the Additional Amount, if any, the notes may pay interest prior to maturity, if specified in the relevant terms supplement.
- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" beginning on page PS-29.
- Minimum denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement.
- Investing in the notes is not equivalent to investing in the Index, the S&P 500® Index, options on the S&P 500® Index or the equity securities underlying the S&P 500® Index.
- The notes will not be listed on any securities exchange unless otherwise specified in the relevant terms supplement.

Key Terms

Index:	CBOE Volatility Index® (the "VIX Index" or the "Index").
Payment at Maturity:	Unless otherwise specified in the relevant terms supplement, at maturity, you will receive a cash payment for each $1,000 principal amount note equal to $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount, which may be zero.
Partial Principal Protection Percentage:	If applicable, a fixed percentage as specified in the relevant terms supplement.
Additional Amount:	Unless otherwise specified in the relevant terms supplement, the Additional Amount per $1,000 principal amount note paid at maturity will, be calculated as follows: Leverage Factor x Index Spread *provided* that the Additional Amount will not be less than zero.
Leverage Factor:	A fixed number that will not be less than one, as specified in the relevant terms supplement.
Index Spread:	Unless otherwise specified in the relevant terms supplement: Ending Index Level – Initial Index Level (or Strike Level, if applicable) The Index Spread will be expressed in dollars. For example, if the Ending Index Level is 25 and the Initial Index Level (or Strike Level, if applicable) is 23, the Index Spread would be $2.
Initial Index Level:	Unless otherwise specified in the relevant terms supplement, the Index closing level on the pricing date or such other date as specified in the relevant terms supplement.
Ending Index Level:	Unless otherwise specified in the relevant terms supplement, the exercise settlement value for listed options on the Index ("VIX Options") (Bloomberg ticker: VRO), as calculated by the Chicago Board Options Exchange, Incorporated ("CBOE"), which we refer to as the "exercise settlement value," on the Observation Date or such other date as specified in the relevant terms supplement. The exercise settlement value is a Special Opening Quotation ("SOQ") of the Index calculated from the sequence of opening prices of the listed options on the S&P 500® Index ("SPX Options") used to calculate the Index level at settlement of VIX Options. See "The CBOE Volatility Index®" for more information about the exercise settlement value. **The exercise settlement value is different from the official closing level of the Index.**
Strike Level:	The relevant terms supplement may specify a level of the Index, other than the Initial Index Level, to be used for calculating the Index Spread and the amount payable at maturity, if any, which we refer to as the "Strike Level." The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level equal to 95% of the Initial Index Level will be used to calculate the Index Spread.
Observation Date:	The Ending Index Level will be calculated on a single date, which we refer to as the Observation Date, as specified in the relevant terms supplement. The Observation Date is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Maturity Date:	As specified in the relevant terms supplement. The maturity date of the notes is subject to postponement in the event of certain market disruption events and as described under "Description of Notes — Payment at Maturity."
Other Terms:	If applicable, the Interest Rate, Interest Period, Interest Determination Date(s) and/or Interest Payment Date(s) will be set forth in the relevant terms supplement.

Investing in the Principal Protected Notes involves a number of risks. See "Risk Factors" beginning on page PS-5.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this product supplement no. 150-I, the accompanying prospectus supplement and prospectus, or any related terms supplement. Any representation to the contrary is a criminal offense.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

August 13, 2008

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the terms supplement relevant to your investment, this product supplement no. 150-I and the accompanying prospectus supplement and prospectus with respect to the notes offered by the relevant terms supplement and this product supplement no. 150-I and with respect to JPMorgan Chase & Co. This product supplement no. 150-I, together with the relevant terms supplement and the accompanying prospectus and prospectus supplement, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. The information in the relevant terms supplement, this product supplement no. 150-I and the accompanying prospectus supplement and prospectus may only be accurate as of the dates of each of these documents, respectively.

The notes described in the relevant terms supplement and this product supplement no. 150-I are not appropriate for all investors, and involve important legal and tax consequences and investment risks which should be discussed with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority, or FINRA, and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the notes. The relevant terms supplement, this product supplement no. 150-I and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the notes in any circumstances in which such offer or solicitation is unlawful.

In this product supplement no. 150-I and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to JPMorgan Chase & Co., unless the context requires otherwise.

DESCRIPTION OF NOTES

The following description of the terms of the notes supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate terms supplement will describe the terms that apply specifically to the notes, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement no. 150-I have the meanings assigned in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The term "note" refers to each $1,000 principal amount of our Principal Protected Notes Linked to the CBOE Volatility Index®.

General

The Principal Protected Notes are senior unsecured obligations of JPMorgan Chase & Co. that are linked to the CBOE Volatility Index® (the "VIX Index" or the "Index"). The notes are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant terms supplement. The notes will be issued by JPMorgan Chase & Co. under an indenture dated May 25, 2001, as may be amended or supplemented from time to time, between us and Deutsche Bank Trust Company Americas (formerly Bankers Trust Company), as trustee.

Unless otherwise specified in the relevant terms supplement, the notes will not pay interest or a fixed amount at, or prior to, maturity. Instead, at maturity you will receive a payment in cash, which amount will vary depending on the performance of the Index over the term of the notes, calculated in accordance with the applicable formula as set out below. Unless otherwise specified in the relevant terms supplement, we will pay you at maturity at least the principal amount of $1,000 (or a portion of the principal amount if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note and, if specified in the relevant terms supplement, accrued and unpaid interest.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

The notes are our unsecured and unsubordinated obligations and will rank *pari passu* with all of our other unsecured and unsubordinated obligations.

The notes will be issued in denominations of $1,000 and integral multiples thereof, unless otherwise specified in the relevant terms supplement. The principal amount and issue price of each note is $1,000, unless otherwise specified in the relevant terms supplement. The notes will be represented by one or more permanent global notes registered in the name of The Depository Trust Company, or DTC, or its nominee, as described under "Description of Notes — Forms of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the notes will be described in the relevant terms supplement accompanying this product supplement no. 150-I. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant terms supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant terms supplement will control.

Payment at Maturity

The maturity date for the notes will be set forth in the relevant terms supplement and is subject to adjustment if such day is not a business day or if the Observation Date is postponed as described below. If applicable, we will specify the Partial Principal Protection Percentage in the relevant terms supplement.

Your return on the notes will be linked to the performance of the CBOE Volatility Index® during the term of the notes.

Unless otherwise specified in the relevant terms supplement, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) plus the Additional Amount as described below, which amount may be zero. Unless otherwise specified in the relevant terms supplement, you will not receive less than $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note if you hold the notes to maturity.

Unless otherwise specified in the relevant terms supplement, the "Additional Amount" per $1,000 principal amount note paid at maturity will equal the Leverage Factor x the Index Spread, *provided* that the Additional Amount will not be less than zero.

The "Partial Principal Protection Percentage" will be a percentage less than 100%, as specified in the relevant terms supplement.

The "Leverage Factor" will be a fixed number that will not be less than one, as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Index Spread," as calculated by the calculation agent, is the difference between the Ending Index Level and the Initial Index Level (or Strike Level, if applicable). The Index Spread will be expressed in dollars. For example, if the Ending Index Level is 25 and the Initial Index Level (or Strike Level, if applicable) is 23, the Index Spread would be $2. The Index Spread, unless otherwise specified in the relevant terms supplement, is calculated as follows:

$$\text{Index Spread} = \text{Ending Index Level} - \text{Initial Index Level (or Strike Level, if applicable)}$$

Unless otherwise specified in the relevant terms supplement, "Initial Index Level" means the Index closing level on the pricing date or such other date as specified in the relevant terms supplement.

Unless otherwise specified in the relevant terms supplement, the "Ending Index Level" will be the exercise settlement value for listed options on the Index ("VIX Options") (Bloomberg ticker: VRO), as calculated by the Chicago Board Options Exchange, Incorporated ("CBOE"), which we refer to as the "exercise settlement value," on the Observation Date or such other date as specified in the relevant terms supplement. The exercise settlement value is a Special Opening Quotation ("SOQ") of the Index calculated from the sequence of opening prices of the listed options on the S&P 500® Index ("SPX Options") used to calculate the Index level at settlement of VIX Options. See "The CBOE Volatility Index®" for more information about the exercise settlement value. **The exercise settlement value is different from the official closing level of the Index.**

Unless otherwise specified in the relevant terms supplement, the "Index closing level" of the Index on any trading day will equal the closing level of the Index for such day as calculated by the CBOE.

The relevant terms supplement may specify a level of the Index, other than the Initial Index Level, which we refer to as the "Strike Level," to be used for calculating the Index Spread and the amount payable at maturity, if any. The Strike Level may be based on and/or expressed as a percentage of the Index closing level as of a specified date, or may be determined without regard to the Index closing level as of a particular date. For example, the relevant terms supplement may specify that a Strike Level, equal to 95% of the Initial Index Level, will be used to calculate the Index Spread.

A "trading day" is, unless otherwise specified in the relevant terms supplement, a day, as determined by the calculation agent, on which trading is generally conducted on the CBOE, the New York Stock Exchange, Inc. (the "NYSE"), the American Stock Exchange LLC (the "AMEX"), The NASDAQ Stock Market, the Chicago Mercantile Exchange Inc. and in over-the-counter markets for equity securities in the United States.

The "Observation Date" will be specified in the relevant terms supplement and is subject to adjustments described below.

The maturity date will be specified in the relevant terms supplement. If the scheduled maturity date (as specified in the relevant terms supplement) is not a business day, then the maturity date will be the next succeeding business day following such scheduled maturity date. If, due to a market disruption event or otherwise, the Observation Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the Observation Date, as postponed, unless otherwise specified in the relevant terms supplement. We describe market disruption events under "General Terms of Notes — Market Disruption Events."

We will irrevocably deposit with DTC no later than the opening of business on the applicable date or dates funds sufficient to make payments of the amount payable at maturity and on the Interest Payment Dates, if any, with respect to the notes on such date. We will give DTC irrevocable instructions and authority to pay such amount to the holders of the notes entitled thereto.

A "business day" is, unless otherwise specified in the relevant terms supplement, any day other than a day on which banking institutions in The City of New York are authorized or required by law, regulation or executive order to close or a day on which transactions in dollars are not conducted.

Subject to the foregoing and to applicable law (including, without limitation, U.S. federal laws), we or our affiliates may, at any time and from time to time, purchase outstanding notes by tender, in the open market or by private agreement.

Notes with a maturity of more than one year

If the Observation Date is not a trading day or if there is a market disruption event on such day, the Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will the Observation Date be postponed more than ten business days following the date originally scheduled to be the Observation Date. If the tenth business day following the date originally scheduled to be the Observation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the exercise settlement value for the Observation Date on such date in accordance with the formula for and method of calculating the exercise settlement value last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the bid and ask prices (or, if trading in the SPX Options have been materially suspended or materially limited, the calculation agent's good faith estimate of the bid and ask prices that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each SPX Option most recently constituting the Index, and such other inputs or calculations as the calculation agent, in its sole discretion, determines are reasonably necessary.

Notes with a maturity of not more than one year

If the Observation Date is not a trading day or if there is a market disruption event on such day, the Observation Date will be postponed to the immediately succeeding trading day during which no market disruption event shall have occurred or be continuing. In no event, however, will the Observation Date be postponed more than ten business days following the date originally scheduled to be the Observation Date; *provided* that the Observation Date, as postponed, will not produce a maturity date more than one year (counting for this purpose either the issue date or the maturity date, but not both) after the issue date (the last date that could serve as the Observation Date without causing the maturity date to be more than one year after the issue date, the "Final Disrupted Observation Date"). If the tenth business day following the date originally scheduled to be the Observation Date is not a trading day, or if there is a market disruption event on such date, the calculation agent will determine the exercise settlement value for the Observation Date on such date in accordance with the formula for and method of calculating the exercise settlement value last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the bid and ask prices (or, if trading in the SPX Options have been materially suspended or materially limited, the calculation agent's good faith estimate of the bid and ask prices that would have prevailed but for such suspension or limitation or non-trading day) on such tenth scheduled business day of each SPX Option most recently constituting the Index, and such other inputs or calculations as the calculation agent, in its sole discretion, determines are reasonably necessary.

Notwithstanding the foregoing, if the Observation Date has been postponed to the Final Disrupted Observation Date, and such Final Disrupted Observation Date is not a trading day, or if there is a market disruption event on such Final Disrupted Observation Date, the calculation agent will determine the exercise settlement value on such Final Disrupted Observation Date in accordance with the formula for and method of calculating the exercise settlement value last in effect prior to commencement of the market disruption event (or prior to the non-trading day), using the bid and ask prices (or, if trading in the SPX Options have been materially suspended or materially limited, its good faith estimate of the bid and ask prices that would have prevailed but for such suspension or limitation or non-trading day) on the business day immediately preceding such Final Disrupted Observation Date of each SPX Option most recently constituting the Index, and such other inputs or calculations as the calculation agent, in its sole discretion, determines are reasonably necessary. For the avoidance of doubt, in no event will the Observation Date occur after the Final Disrupted Observation Date.

Interest Payments

If the relevant terms supplement specifies that the notes will bear interest, the notes will bear interest at the rate per annum, or such other rate or rates, as specified in such terms supplement. Under these circumstances, interest will accrue from the issue date of the notes to but excluding the maturity date. Interest will be paid in arrears on each date specified in the relevant terms supplement (each such date an "Interest Payment Date") to and including the maturity date, to the holders of record at the close of business on the date 15 calendar days prior to that Interest Payment Date, whether or not such fifteenth calendar day is a business day, unless otherwise specified in the relevant terms supplement. Interest on the notes will be calculated based on a 360-day year of twelve 30-day months, unless otherwise specified in the relevant terms supplement. If any day on which a payment of interest or principal is due is not a business day, the payment will be made with the same force and effect on the next succeeding business day, but no additional interest will accrue as a result of the delayed payment, and the next interest payment period will commence as if the payment had not been delayed. If the maturity date is adjusted as the result of a market disruption event, the payment of interest due on the maturity date will be made on the maturity date as adjusted, with the same force and effect as if the maturity date had not been adjusted, but no additional interest will accrue or be payable as a result of the delayed payment.

RISK FACTORS

Your investment in the notes will involve certain risks. The notes may not pay interest or guarantee any return of principal prior to maturity unless otherwise specified in the relevant terms supplement. Investing in the notes is not equivalent to investing directly in the Index, the S&P 500® Index, options on the Index or the S&P 500® Index or the equity securities underlying the S&P 500® Index. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks before you decide that an investment in the notes is suitable for you.**

The notes differ from conventional debt securities.

The notes combine features of equity and debt. The terms of the notes differ from those of conventional debt securities in that we may not pay interest on the notes or, if we do pay interest, a significant portion of your total payment at maturity may be based on the performance of the Index rather than the interest rate, if any, we may pay you. If the Ending Index Level does not exceed the Initial Index Level (or Strike Level, if applicable), you will receive only $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note, unless otherwise specified in the relevant terms supplement. Therefore, the return on your investment in the notes may be less than the amount that would be paid on an ordinary debt security. The return at maturity of only the applicable principal amount (or a portion of the principal amount if the relevant terms supplement specifies a Partial Principal Protection Percentage) of each note will not compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

The notes may not pay more than the applicable principal amount, and accrued and unpaid interest, if applicable, at maturity.

If the Ending Index Level is less than or equal to the Initial Index Level, you will receive only the applicable interest payments, if any, set forth in the relevant terms supplement and, unless otherwise specified in the relevant terms supplement, $1,000 (or $1,000 x Partial Principal Protection Percentage, if the relevant terms supplement specifies a Partial Principal Protection Percentage) for each $1,000 principal amount note you hold at maturity. This will be true even if the exercise settlement value was higher than the Initial Index Level (or Strike Level, if applicable) at some time during the term of the notes but later falls below the Initial Index Level (or Strike Level, if applicable). Because the notes may accrue interest at an interest rate lower than that payable for other debt securities issued by us with a comparable maturity, the return on your investment in the notes may be less than the amount that would be paid on a conventional debt security of comparable maturity. This return may not fully compensate you for any loss in value due to inflation and other factors relating to the value of money over time.

Your investment in the notes may result in a loss if a Partial Principal Protection Percentage is applicable.

If the relevant terms supplement specifies that a Partial Principal Protection Percentage will apply to the notes, you may receive a payment at maturity in an amount that is less than $1,000 for each $1,000 principal amount note. For notes with partial principal protection, at maturity you will receive a cash payment for each $1,000 principal amount note of $1,000 x the Partial Principal Protection Percentage, plus the Additional Amount, which may be zero.

The CBOE Volatility Index® is a 30-day measure of expected market volatility and your return will not be a participation in the actual volatility of the S&P 500® Index.

The Index measures the 30-day expected market volatility in the U.S. stock market as implied in the prices of SPX Options. The actual or resulting volatility of the S&P 500® Index may not conform to a level predicted by the Index or to the prices of the SPX Options included in the calculation of the Index. Your return on the notes is based on the difference between the Ending Index Level and the Initial Index Level (or Strike Level, if applicable). The return on your notes will not be a participation in the actual or resulting volatility or level of the S&P 500® Index and will not reflect the return you would realize if you owned the equity securities underlying the S&P 500® Index or if you traded the SPX Options included in the calculation of the Index.

The Index Spread, and therefore your payment at maturity, is calculated by reference to the exercise settlement value on the Observation Date and not the official closing level of the Index on the Observation Date.

Your return on the notes at maturity is based on the Index Spread, which compares the Initial Index Level (or Strike Level, if applicable) to the Ending Index Level, which is equal to the exercise settlement value for VIX Options on the Observation Date. Your payment at maturity is not determined by reference to the official closing level of the Index on the Observation Date. The exercise settlement value is a Special Opening Quotation of the Index calculated from the sequence of opening prices of SPX Options and is calculated monthly when VIX Options expire. The calculation of the exercise settlement value is different from the calculation of the official closing level of the Index. Because the exercise settlement value will not necessarily correlate with the official closing level of the Index, investing in the notes will not be the same as investing in a debt security with a payment at maturity linked to the official closing level of the Index. Accordingly, your payment at maturity may be different from the payment you would receive if such payment was determined by reference to the official closing level of the Index.

The Ending Index Level may be less than the exercise settlement value at or near the maturity date of the notes or at other times during the term of the notes.

Because the Ending Index Level is calculated near the end of the term of the notes on the Observation Date, the exercise settlement value at or near the maturity date or at other times during the term of the notes, including dates near the Observation Date, could be higher than the Ending Index Level. This difference could be particularly large if there is a significant increase in the exercise settlement value for VIX Options after the Observation Date, or if there is a significant decrease in the exercise settlement value for VIX Options during the latter portion of the term of the notes (especially on dates near the Observation Date). For example, when the Observation Date is near the end of the term of the notes, then if the exercise settlement value for VIX Options increases or remains relatively constant during the initial term of the notes and then decreases below the Initial Index Level (or Strike Level, if applicable), the Ending Index Level may be significantly less than if it were calculated on a date earlier than the Observation Date. Under these circumstances, you may lose some or all of your investment in the notes.

The notes are designed to be held to maturity.

The notes are not designed to be short-term trading instruments. The price at which you will be able to sell your notes prior to maturity, if at all, may be at a substantial discount from the principal amount of the notes, even in cases where the level of the Index has appreciated since the date of the issuance of the notes. The potential returns described in any terms supplement assume that your notes are held to maturity.

Secondary trading may be limited.

Unless otherwise specified in the relevant terms supplement, the notes will not be listed on a securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily.

J.P. Morgan Securities Inc., or JPMSI, may act as a market maker for the notes, but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If at any time JPMSI or another agent does not act as a market maker, it is likely that there would be little or no secondary market for the notes.

Prior to maturity, the value of the notes will be influenced by many unpredictable factors.

Many economic and market factors will influence the value of the notes. We expect that, generally, the level of the Index and the exercise settlement value on any day and interest rates will affect the value of the notes more than any other single factor. However, you should not expect the value of the notes in the secondary market to vary in proportion to changes in the level of the Index and/or the exercise settlement value. The value of the notes will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility in the Index and the S&P 500® Index;
- the time to maturity of the notes and to the next "roll" date of the Index;
- interest and yield rates in the market, and the volatility of those rates;
- economic, financial, political, regulatory or judicial events that affect the S&P 500® Index, the equity securities included in the S&P 500® Index, the prices of SPX Options and VIX Options and stock markets generally, and which may affect the level of the Index and/or the exercise settlement value at any time; and
- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

You cannot predict the future performance of the Index based on its historical performance. The Ending Index Level may decrease to a level below the Initial Index Level (or Strike Level, if applicable), in which event you will only receive the applicable principal amount (or a portion of the principal amount if the relevant terms supplement specifies a Partial Principal Protection Percentage) of your notes at maturity, unless the relevant terms supplement provides for interest payments.

The inclusion in the original issue price of each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates is likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity will be based on the applicable principal amount of your notes as described in the relevant terms supplement, the original issue price of the notes includes each agent's commission and the estimated cost of hedging our obligations under the notes through one or more of our affiliates. Such agent's commission includes the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. As a result, assuming no change in market conditions or any other relevant factors, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price. In addition, any such prices may differ from values determined by pricing models used by JPMSI, as a result of such compensation or other transaction costs.

The CBOE may adjust the Index in a way that affects its level, and CBOE has no obligation to consider your interests.

The CBOE is responsible for calculating and maintaining the Index and the exercise settlement value. The CBOE can make methodological changes to the calculation of the Index and/or the exercise settlement value that could affect the calculation of the Additional Amount and therefore, your return on the notes at maturity. The Index was introduced by the CBOE in 1993. To produce a more accurate depiction of market volatility by taking into account innovations in market and options theories, the Index calculation methodology was changed by the CBOE in September 2003. There can be no assurance that the CBOE will not again change the Index calculation methodology or its calculation of the exercise settlement value in a way which may affect the payment at maturity on the notes, if any. Additionally, the CBOE may alter, discontinue or suspend calculation or dissemination of the Index and/or the exercise settlement value. Any of these actions could adversely affect the value of the notes. The CBOE has no obligation to consider your interests in calculating or revising the Index or in calculating the exercise settlement value. See "The CBOE Volatility Index®."

S&P may adjust the S&P 500® Index in a way that affects its level, and S&P has no obligation to consider your interests.

S&P is responsible for calculating and maintaining the S&P 500® Index. S&P can add, delete or substitute the equity securities underlying the S&P 500® Index or make other methodological changes that could change the level of the S&P 500® Index. On March 21, 2005, S&P began to use a revised methodology for calculating the S&P 500® Index, and on September 16, 2005, S&P completed its transition to the new calculation methodology. You should realize that the changing of equity securities included in the S&P 500® Index may affect the S&P 500® Index, as a newly added equity security may perform significantly better or worse than the equity security or securities it replaces. Such a change may also affect the exercise settlement value on the Observation Date, since the exercise settlement value is derived from the bid and ask prices of SPX Options, which prices are linked to the level of the S&P 500® Index. Additionally, S&P may alter, discontinue or suspend calculation or dissemination of the S&P 500® Index. Any of these actions could adversely affect the value of the notes. S&P has no obligation to consider your interests in calculating or revising the S&P 500® Index. See "The S&P 500® Index."

We are currently one of the companies that make up the S&P 500® Index, but, to our knowledge, we are not currently affiliated with any other company the equity securities of which are included in the S&P 500® Index.

We are currently one of the companies that make up the S&P 500® Index. To our knowledge, we are not currently affiliated with any other issuers the equity securities of which are included in the S&P 500® Index. As a result, we will have no ability to control the actions of the issuers of such equity securities, including actions that could affect the value of the equity securities included in the S&P 500® Index, the prices of SPX Options or your notes. None of the money you pay us will go to S&P or any of the other issuers of the equity securities included in the S&P 500® Index, or to any market participants trading SPX Options, and none of those issuers or market participants will be involved in the offering of the notes in any way. Neither those issuers nor we will have any obligation to consider your interests as a holder of the notes in taking any actions that might affect the value of your notes.

You will have no shareholder rights in issuers the equity securities of which are included in the S&P 500® Index or any rights with respect to SPX Options or VIX Options.

As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights that holders of the equity securities underlying the S&P 500® Index would have or any rights with respect to SPX Options or VIX Options.

We or our affiliates may have adverse economic interests to the holders of the notes.

JPMSI and other affiliates of ours trade the equity securities underlying the S&P 500® Index and other financial instruments related to the Index, the S&P 500® Index (including SPX Options) or the equity securities underlying the S&P 500® Index, on a regular basis, for their accounts and for other accounts under their management. JPMSI and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of other securities or financial instruments with returns linked to the Index or the S&P 500® Index. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the notes. Any of these trading activities could potentially affect the level of the Index and the exercise settlement value and, accordingly, could affect the value of the notes and the amount, if any, payable to you at maturity.

We or our affiliates may currently or from time to time engage in business with companies the equity securities of which are included in the S&P 500® Index, including extending loans to, or making equity investments in, or providing advisory services to them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the companies the equity securities of which are included in the S&P 500® Index or about SPX Options. Any prospective purchaser of notes should undertake an independent investigation of each company the equity securities of which are included in the S&P 500® Index and/or the price movements of SPX Options as in its judgment is appropriate to make an informed decision with respect to an investment in the notes.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of notes with returns linked or related to changes in the level of the Index, the S&P 500® Index or the equity securities underlying the S&P 500® Index. By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the notes.

We may have hedged our obligations under the notes through certain affiliates, who would expect to make a profit on such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss.

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Leverage Factor, the Index Spread, the Additional Amount, if any, the amount of interest payable, if any, on any Interest Payment Date and the amount, if any, that we will pay you at maturity. The calculation agent will also be responsible for determining whether a market disruption event has occurred, whether the Index has been discontinued, whether there has been a material change in the method of calculation of the level of the Index and/or or the exercise settlement value and, if the notes bear interest, whether a day is an Interest Payment Date. In performing these duties, JPMSI may have interests adverse to the interests of the holders of the notes, which may affect your return on the notes, particularly where JPMSI, as the calculation agent, is entitled to exercise discretion.

Market disruptions may adversely affect your return.

The calculation agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining the Ending Index Level or the Index Spread and calculating the Additional Amount, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the calculation agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the notes, it is possible that the Observation Date, if applicable, and the maturity date will be postponed and your return will be adversely affected. See "General Terms of Notes—Market Disruption Events."

Generally, if the term of the notes is not more than one year, the notes will be treated as short-term debt instruments for U.S. federal income tax purposes.

Unless otherwise specified in the relevant terms supplement, we expect to treat the notes as debt for U.S. federal income tax purposes. Assuming this treatment is respected, if the term of the notes is not more than one year (including either the issue date or the last possible date that the notes could be outstanding, but not both), the notes will be treated as "short-term" debt instruments for U.S. federal income tax purposes. No statutory, judicial or administrative authority directly addresses the treatment of notes or instruments similar to the notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service (the "IRS") with respect to the notes. As a result, certain aspects of the tax treatment of an investment in the notes are uncertain. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 150-I and consult your tax adviser regarding your particular circumstances.

Generally, if the term of the notes is more than one year, we expect to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes.

Unless otherwise specified in the relevant terms supplement, we expect to treat the notes as debt for U.S. federal income tax purposes. Assuming this treatment is respected, if the term of the notes is more than one year (including either the issue date or the last possible date the notes could be outstanding, but not both), unless otherwise specified in the relevant terms supplement, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. Assuming this treatment is respected, you will generally be required to recognize interest income in each year at a "comparable yield," even though we may not make any payments with respect to the notes until maturity. Interest included in income will increase your basis in the notes and the projected amount of stated interest, if any, will reduce your basis in the notes. Generally, amounts received at maturity or on earlier sale or exchange in excess of your basis will be treated as additional interest income while any loss will generally be treated as an ordinary loss to the extent of all previous inclusions with respect to the notes, which will be deductible against other income (*e.g.*, employment and interest income) with the balance treated as capital loss, which may be subject to limitations. Losses may be subject to special reporting requirements. You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in this product supplement no. 150-I and consult your tax adviser regarding your particular circumstances.

JPMorgan Chase & Co. employees holding the notes must comply with policies that limit their ability to trade the notes and may affect the value of their notes.

If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may only acquire the notes for investment purposes and you must comply with all of our internal policies and procedures. Because these policies and procedures limit the dates and times that you may transact in the notes, you may not be able to purchase any notes described in the relevant terms supplement from us and your ability to trade or sell any such notes in the secondary market may be limited.

USE OF PROCEEDS

Unless otherwise specified in the relevant terms supplement, the net proceeds we receive from the sale of the notes will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the notes. The original issue price of the notes includes each agent's commissions (as shown on the cover page of the relevant terms supplement) paid with respect to the notes and the estimated cost of hedging our obligations under the notes.

Unless otherwise specified in the relevant terms supplement, each agent's commissions will include the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, our projected profit resulting from such hedging may result in a profit that is more or less than expected, or could result in a loss. See also "Use of Proceeds" in the accompanying prospectus.

On or prior to the date of the relevant terms supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the notes by taking positions in the Index, the S&P 500® Index, the SPX Options, the equity securities underlying the S&P 500® Index, or instruments the value of which are derived from Index, the S&P 500® Index, the SPX Options or the equities securities underlying the S&P 500® Index. While we cannot predict an outcome, such hedging activity or other hedging and investment activities of ours could potentially increase the level of the Index, the level of the S&P 500® Index, the prices of SPX Options, as well as the Initial Index Level, and, therefore, effectively establish a higher level that the exercise settlement value must achieve for you to receive at maturity of the notes more than the applicable principal amount of your notes (or a portion of principal, if Partial Principal Protection Percentage is applicable), plus any applicable interest payment. From time to time, prior to maturity of the notes, we may pursue a dynamic hedging strategy that may involve taking long or short positions in the Index, the S&P 500® Index, the SPX Options, the equity securities underlying the S&P 500® Index, or other instruments the value of which are derived from the Index, the S&P 500® Index, the SPX Options or the equities securities underlying the S&P 500® Index. Although we have no reason to believe that any of these activities will have a material impact on the level of the Index or the value of the notes, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No note holder will have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

THE CBOE VOLATILITY INDEX®

We have derived all information contained in this product supplement regarding the CBOE Volatility Index® (the "VIX Index" or the "Index") including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated ("CBOE".) We make no representation or warranty as to the accuracy or completeness of such information. The VIX Index was developed by the CBOE and is calculated, maintained and published by the CBOE. The CBOE has no obligation to continue to publish, and may discontinue the publication of, the VIX Index.

The VIX Index is reported by Bloomberg L.P. under the ticker symbol "VIX."

Index Overview

The VIX Index is a benchmark index that measures the 30-day expected market volatility in the U.S. stock market as implied in the prices of put and call options on the S&P 500® Index. The VIX Index is designed to be a measure of implied volatility in the market based on option and market theories the general contention of which is that, during periods of time preceding market instability, the prices of options increase.

The calculation of the VIX Index involves a formula that uses the prices of a weighted series of out-of-the money put and call options on the performance of the S&P 500® Index ("SPX Options") with two adjacent expiry terms to derive a constant 30-day measure of expected market volatility. The VIX Index is calculated independent of any particular option pricing model and in doing so seeks to eliminate any biases which may otherwise be included in options pricing, such as a dividend, a change in interest rates or other such disruption event.

Options on the VIX Index ("VIX Options") were first launched for trading by the CBOE in February 24, 2006. VIX Options allow investors the ability to make trades based on their view of the future direction or movement of the VIX Index. The exercise settlement value for VIX Options is a Special Opening Quotation ("SOQ") of the VIX Index. The SOQ of the VIX Index is calculated from the sequence of opening prices of the series of SPX Options used to calculate the level of the VIX Index at settlement of VIX Options. Most of the SPX Option opening prices reflect actual trades. The opening price for any series in which there is no trade is deemed to be the mid-quote price, the average of such SPX Option's bid and ask prices. Only series with non-zero bid prices upon completion of the special SPX Options opening procedures are used in the SOQ calculation.

The exercise settlement value for VIX Options is reported by Bloomberg L.P. under the ticker symbol "VRO."

The payment on the notes is based on the difference between the Ending Index Level and the Initial Index Level (or Strike Level, if applicable). The Ending Index Level is equal to the exercise settlement value of VIX Options on the Observation Date, and is not equal to the VIX Index Level. See "Risk Factors – The Index Spread, and therefore your payment at maturity, is calculated by reference to the exercise settlement value on the Observation Date and not the official closing level of the Index on the Observation Date."

Calculation of the VIX Index Level

Although the VIX Index Level measures the 30-day expected volatility of the S&P 500® Index as implied by the SPX Options, 30-day options are not usually available. To arrive at the VIX Index Level, a broad range of out-of-the money SPX Options expiring on the two closest nearby months ("near term options" and "next term options," respectively) are selected. SPX Options having a maturity of less than eight days are excluded at the outset. The implied volatility of the near term options and next term options are then estimated on a price-weighted average basis in order to arrive at a single average implied volatility value for each month. The results of each of the two months are then interpolated to arrive at a single value with a constant maturity of 30 days to expiration. The VIX Index Level is expressed in percentage points.

The generalized formula used in the VIX Index Level calculation:

$$\sigma^2 = \frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT} Q(K_i) \; - \; \frac{1}{T}\left[\frac{F}{K_0}-1\right]^2$$

where:

σ is   VIX Index Level/100 $\Rightarrow$ VIX Index Level = σ x 100

T   Time to expiration

F   Forward index level derived from index option prices

K_i Strike price of ith out-of-the-money option; a call if K_i>F and a put if K_i<F

ΔK_i Interval between strike prices - half the distance between the strike on either side of K_i:

$$\Delta K_i \;=\; \frac{K_{i+1} - K_{i-1}}{2}$$

(Note: K for the lowest strike is simply the difference between the lowest strike and the next higher strike. Likewise, K for the highest strike is the difference between the highest strike and the next lower strike.)

K_0 First strike below the forward index level, F

R   Risk-free interest rate to expiration

$Q(K_i)$ The midpoint of the bid-ask spread for each option with strike K_i.

Hypothetical Calculation of VIX Index Level

The following example illustrates how the VIX Index Level may be calculated in a hypothetical scenario.

Step 1: Calculate the time to expiration

A preliminary calculation is first performed to determine the time to expiration (in minutes) for each series of options as given by the following expression:

$$T = \{M_{\text{Current day}} + M_{\text{Settlement day}} + M_{\text{Other days}}\}/\text{Minutes in a year}$$

where:

$M_{\text{Current day}}$ = number of minutes remaining until midnight of the current day

$M_{\text{Settlement day}}$ = number of minutes from midnight until 8:30 a.m. on SPX settlement day

$M_{\text{Other days}}$ = total number of minutes in the days between current day and settlement day

The time of the VIX Index calculation assumed to be 8:30 a.m., Chicago time. For example, if options used in the hypothetical example that follows have 16 days and 44 days to expiration, respectively, the time to expiration for the near term and next term option, T_1 and T_2, would be:

$$T_1 = \{930 + 510 + 20{,}160\} / 525{,}600 = \textbf{0.041095890}$$
$$T_2 = \{930 + 510 + 60{,}480\} / 525{,}600 = \textbf{0.117808219}$$

The VIX Index uses put and call options in the two nearest-term expiration months in order to bracket a 30-day calendar period. However, with eight days left to expiration, the VIX Index "rolls" to the second and third contract months in order to minimize pricing anomalies that might occur close to expiration.

The risk-free interest rate is assumed to be 1.162%. For the sake of simplicity, the same number of options is used for each contract month and the interval between strike prices is uniform. In practice, there may be different options used in the near and next term, and the interval between strike prices may be different.

Step 2: Select the SPX Options to be used in the VIX Index calculation

For *each* contract month*:*

(i) First, the forward level of the VIX Index, or "F", is determined based on at-the-money option prices, calculated as follows:

$$F = \text{Strike Price} + e^{RT} \times (\text{Call Price} - \text{Put Price})$$

The at-the-money strike used to calculate F is the strike price at which the difference (in absolute value) between the call and put prices is smallest.

The following table shows that the difference between the call and put prices is smallest at the strike price of 900 (for both near term options and next term options):

Near Term Options				Next Term Options			
Strike Price	Call	Put	Difference	Strike Price	Call	Put	Difference
775	125.48	0.11	125.37	775	128.78	2.72	126.06
800	100.79	0.41	100.38	800	105.85	4.76	101.09
825	76.70	1.30	75.39	825	84.14	8.01	76.13
850	54.01	3.60	50.41	850	64.13	12.97	51.16
875	34.05	8.64	25.42	875	46.38	20.18	26.20
900	*18.41*	*17.98*	*0.43*	*900*	*31.40*	*30.17*	*1.23*
925	8.07	32.63	24.56	925	19.57	43.31	23.73
950	2.68	52.23	49.55	950	11.00	59.70	48.70
975	0.62	75.16	74.53	975	5.43	79.10	73.67
1000	0.09	99.61	99.52	1000	2.28	100.91	98.63
1025	0.01	124.52	124.51	1025	0.78	124.38	123.60

Using the 900 call and put options in each contract month, the forward index prices for the near term and next term options, F_1 and F_2, respectively, are:

$$F_1 = 900 + e(0.01162 \times 0.41095890) \times (18.41 - 17.98) = 900.43$$
$$F_2 = 900 + e(0.01162 \times 0.117808219) \times (31.40 - 30.17) = 901.23$$

(ii) Next, the strike price immediately below the forward index level, F ("K_0"), is determined. In this example, $K_0 = 900$ for both expirations.

(iii) The options are then sorted in ascending order by strike price and compared to K_0 and then:

(a) Call options that have a strike price greater than K_0 and a non-zero bid price are selected. After encountering two consecutive call options with a bid price of zero, no further call options are included.

(b) Put options that have a strike price less than K_0 and a non-zero bid price are selected. After encountering two consecutive put options with a bid price of zero, no further put options are included.

(c) The put and call options with strike prices equal to K_0 are also selected and the average of their quoted bid-ask prices are calculated to arrive at a single value in order to avoid double counting. Notice that two options are selected at K_0, while a single option (either a put or a call, as applicable) is used for every other strike price. This is done to center the strip of options around K_0.

The price used for the 900 strike in the near term is, therefore, (18.41 + 17.98)/2 = 18.19; and the price used in the next term is (31.40 + 30.17)/2 = 30.78.

The following table contains the options used to calculate the VIX Index Level in this example:

Near term Strike	Option Type	Mid-quote price	Next term Strike	Option Type	Mid-quote Price
775	Put	0.11	775	Put	2.72
800	Put	0.41	800	Put	4.76
825	Put	1.30	825	Put	8.01
850	Put	3.60	850	Put	12.97
875	Put	8.64	875	Put	20.18
900	*Put/Call Average*	*18.19*	*900*	*Put/Call Average*	*30.78*
925	Call	8.07	925	Call	19.57
950	Call	2.68	950	Call	11.00
975	Call	0.62	975	Call	5.43
1000	Call	0.09	1000	Call	2.28
1025	Call	0.01	1025	Call	0.78

Step 3: Calculate the volatility for both near term and next term options

Applying the formula for calculating the VIX Index Level to the near term and next term options with time to expiration of T_1 and T_2, respectively, yields:

$$\sigma^2{}_1 = \frac{2}{T_1}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_1} Q(K_i) \; - \; \frac{1}{T_1}\left[\frac{F_1}{K_0} - 1\right]^2$$

$$\sigma^2{}_2 = \frac{2}{T_2}\sum_i \frac{\Delta K_i}{K_i^2} e^{RT_2} Q(K_i) \; - \; \frac{1}{T_2}\left[\frac{F_2}{K_0} - 1\right]^2$$

This an amalgam of the information reflected in the prices of all of the options used. The contribution of a single option to the VIX Index Level is proportional to the price of that option and inversely proportional to the option's strike price. The weighted average price of each series of options is adjusted to compensate for the difference between the forward price of the S&P 500® Index and a listed strike price.

In our example, the contribution of the near term 775 put option is given by:

$$\frac{\Delta K_{775Put}}{K_{775Put}^2} e^{RT_1} Q(775Put)$$

Generally, ΔK_i is half the distance between the strike on either side of K_i, but at the upper and lower edges of any given strip of options, ΔK_i is simply the difference between K_i and the adjacent strike price. In this case, 775 is the lowest strike for the near term options and 800 is the adjacent strike price. Therefore, $\Delta K_{775\ Put} = 25$ (i.e., 800 – 775), and:

$$\frac{\Delta K_{775Put}}{K_{775Put}^2}\ e^{RT_1}\ Q(775Put) = \frac{25}{775^2}\ e^{(0.01162\ x\ 0.041095890)}\ (0.11) = 0.000005$$

A similar calculation is performed for each option. The resulting values for the near term options are then summed and multiplied by $2/T_1$. Likewise, the resulting values for the next term options are summed and multiplied by $2/T_2$. The table below summarizes the results for each strip of options in our example:

Near term Strike	Option Type	Mid-quote Price	Contribution by Strike	Next term Strike	Option Type	Mid-quote Price	Contribution by Strike
775	Put	0.11	0.000005	775	Put	2.72	0.000113
800	Put	0.41	0.000016	800	Put	4.76	0.000186
825	Put	1.30	0.000048	825	Put	8.01	0.000295
850	Put	3.60	0.000125	850	Put	12.97	0.000449
875	Put	8.64	0.000282	875	Put	20.18	0.000660
900	Put/Call Average	18.19	0.000562	900	Put/Call Average	30.78	0.000951
925	Call	8.07	0.000236	925	Call	19.57	0.000573
950	Call	2.68	0.000074	950	Call	11.00	0.000305
975	Call	0.62	0.000016	975	Call	5.43	0.000143
1000	Call	0.09	0.000002	1000	Call	2.28	0.000057
1025	Call	0.01	0.000000	1025	Call	0.78	0.000019

$$\frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2}\ e^{RT}\ Q(K_i) \quad = \quad 0.066478 \qquad \frac{2}{T}\sum_i \frac{\Delta K_i}{K_i^2}\ e^{RT}\ Q(K_i) \quad = \quad 0.063683$$

Next, calculate $\frac{1}{T}\left[\frac{F}{K_0}-1\right]^2$ for the near term (T_1) and next term (T_2):

$$\frac{1}{T_1}\left[\frac{F_1}{K_0}-1\right]^2 = \frac{1}{0.041095890}\left[\frac{900.43}{900}-1\right]^2 = 0.000006$$

$$\frac{1}{T_2}\left[\frac{F_2}{K_0}-1\right]^2 = \frac{1}{0.117808219}\left[\frac{901.23}{900}-1\right]^2 = 0.000016$$

Now calculate σ^2_1 and σ^2_2:

$$\boldsymbol{\sigma^2_1} = \frac{2}{T_1}\sum_i\frac{\Delta K_i}{K_i^2}e^{RT_1}Q(K_i) - \frac{1}{T_1}\left[\frac{F_1}{K_0}-1\right]^2 = 0.066478 - 0.000006 = \mathbf{0.066472}$$

$$\boldsymbol{\sigma^2_2} = \frac{2}{T_2}\sum_i\frac{\Delta K_i}{K_i^2}e^{RT_2}Q(K_i) - \frac{1}{T_2}\left[\frac{F_2}{K_0}-1\right]^2 = 0.063683 - 0.000016 = \mathbf{0.063667}$$

Step 4: Interpolate σ^2_1 and σ^2_2 to arrive at a single value with a constant maturity of 30 days to expiration. Then take the square root of that value and multiply by 100 to get the VIX Index Level

Finally, the results of the near term and next term options are interpolated to arrive at a single average implied volatility value with a constant maturity of 30 days to expiration. The square root of that value is taken and then multiplied by 100 to get the VIX Index Level as follows:

$$\sigma = \sqrt{\left\{T_1\sigma_1^2\left[\frac{N_{T_2}-N_{30}}{N_{T_2}-N_{T_1}}\right]+T_2\sigma_2^2\left[\frac{N_{30}-N_{T_1}}{N_{T_2}-N_{T_1}}\right]\right\}\times\frac{N_{365}}{N_{30}}}$$

where:

N_{T_1} = number of minutes to expiration of the near term options (21,600)
N_{T_2} = number of minutes to expiration of the next term options (61,920)
N_{30} = number of minutes in 30 days (30 x 1,440 = 43,200)
N_{365} = number of minutes in a 365-day year (365 x 1,440 = 525,600)

$$\sigma = \sqrt{\left\{\left(\frac{21,600}{525,600}\right)\times0.066472\times\left[\frac{61,920-43,200}{61,920-21,600}\right]+\left(\frac{61,920}{525,600}\right)\times0.063667\times\left[\frac{43,200-21,600}{61,920-21,600}\right]\right\}\times\frac{525,600}{43,200}}$$

$$\sigma = 0.253610$$

VIX Index Level = 100 x σ = 25.36

Licensing Agreement with the CBOE and S&P

We have entered into an agreement with the CBOE and S&P that provides us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the VIX Index in connection with certain securities. The notes are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and the CBOE make no representation, condition or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes. S&P's and the CBOE's only relationship to JPMSI and its affiliates, is the licensing of certain trademarks and trade names of S&P, CBOE and the VIX Index which is determined, composed and calculated by CBOE without regard to JPMSI and its affiliates or the notes. The CBOE has no obligation to take the needs of JPMSI and its affiliates or the owners of the notes into consideration in determining, composing or calculating the VIX Index. S&P and the CBOE are not responsible for and have not participated in the determination of the timing of, prices, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. S&P and the CBOE have no obligation or liability in connection with the administration, marketing or trading of the notes.

THE CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE VIX INDEX FROM SOURCES THAT THE CBOE CONSIDERS RELIABLE, BUT S&P AND THE CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR, ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE CBOE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE VIX INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM WITH RESPECT TO THE VIX INDEX OR ANY DATA INCLUDED THEREIN.

In addition, (i) the CBOE has no relationship to the notes other than authorizing S&P to grant a license to JPMSI and its affiliates to use the VIX Index as the basis for the notes; (ii) the CBOE has no obligation to take the needs of JPMSI and its affiliates, purchasers or sellers of the notes or any other persons into consideration in maintaining the VIX Index or modifying the methodology underlying the VIX Index, and (iii) the CBOE has no obligation or liability in connection with the administration, marketing or trading of the VIX Index, the notes or any other investment product of any kind or character that is based thereon.

"STANDARD & POOR'S®," "S&P®," "S&P 500®," AND "STANDARD & POOR'S 500" ARE TRADEMARKS OF STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC., AND "CBOE VOLATILITY INDEX®" AND "VIX®" ARE TRADEMARKS OF THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED. THESE MARKS HAVE BEEN LICENSED FOR USE BY J.P. MORGAN SECURITIES INC. AND SUB-LICENSED FOR USE BY JPMORGAN CHASE & CO. THE NOTES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S OR THE CBOE AND STANDARD & POOR'S AND THE CBOE MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE NOTES.

Discontinuation of the CBOE Volatility Index®; Alteration of Method of Calculation

If the CBOE discontinues publication of the VIX Index and the CBOE or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the discontinued VIX Index (such index being referred to herein as a "successor index"), then the exercise settlement value on the Observation Date, or any other date on which the exercise settlement value is to be determined, will be determined by reference to the exercise settlement value (or its equivalent) for options on such successor index, as applicable, at the applicable time on the CBOE, the NYSE, the AMEX, The NASDAQ Stock Market or the relevant exchange for the successor index on such day.

Upon any selection by the calculation agent of a successor index, the calculation agent will cause written notice thereof to be promptly furnished to the trustee, to us and to the holders of the notes.

If the CBOE discontinues publication of the VIX Index prior to, and such discontinuation is continuing on, the Observation Date or any other relevant date on which the exercise settlement value is to be determined, and the calculation agent determines, in its sole discretion, that no successor index is available at such time, or the calculation agent has previously selected a successor index and publication of such successor index is discontinued prior to, and such discontinuation is continuing on, the Observation Date or other relevant date, then the calculation agent will determine the exercise settlement value for such date. The exercise settlement value on such date will be computed by the calculation agent in accordance with the formula for and method of calculating the exercise settlement value last in effect prior to such discontinuation, using the bid and ask prices (or, if trading in the SPX Options has been materially suspended or materially limited, the calculation agent's good faith estimate of the bid and ask prices that would have prevailed but for such suspension or limitation) at the applicable time on such date of each SPX Option most recently constituting the Index, and such other inputs or calculations as the calculation agent, in its sole discretion, determines are reasonably necessary. Notwithstanding these alternative arrangements, discontinuation of the publication of the VIX Index or any successor index may adversely affect the value of the notes.

If at any time the method of calculating the VIX Index (or the relevant successor index) or the exercise settlement value is changed in a material respect, or if the VIX Index (or the relevant successor index) or the exercise settlement value is in any other way modified so that the VIX Index (or the relevant successor index) or the exercise settlement value does not, in the opinion of the calculation agent, fairly represent the level of the VIX Index (or the relevant successor index) or the exercise settlement value had such changes or modifications not been made, then the calculation agent will, at the close of business in New York City on the date on which the exercise settlement value is to be determined, make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a level of an index or exercise settlement value, as applicable, comparable to the level of the VIX Index (or the relevant successor index) or exercise settlement value, as applicable, as if such changes or modifications had not been made, and the calculation agent will calculate the exercise settlement value based on such adjusted VIX Index (or such adjusted successor index), as applicable.

THE S&P 500® INDEX

We have derived all information regarding the S&P 500® Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Standard & Poor's, a division of The McGraw-Hill Companies, Inc. ("S&P"). The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the New York Stock Exchange (the "NYSE") and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with the objective of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, the S&P 500® Index became fully float adjusted. S&P's criteria for selecting stocks for the S&P 500® Index was not changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P 500® Index (*i.e.*, its Market Value).

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a U.S. company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P 500® Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P 500® Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor. For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 Component Stocks relative to the S&P 500® Index's base period of 1941–43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941–43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spin-offs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the closing levels of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Comments	Divisor Adjustment
Company added/ deleted	Net change in market value determines divisor adjustment.	Yes
Change in shares outstanding	Any combination of secondary issuance, share repurchase or buy back – share counts revised to reflect change.	Yes
Stock split	Share count revised to reflect new count. Divisor adjustment is not required since the share count and price changes are offsetting.	No
Spin-off	If spun-off company is not being added to the index, the divisor adjustment reflects the decline in index market value (i.e., the value of the spun-off unit).	Yes
Spin-off	Spun-off company added to the index, another company removed to keep number of names fixed. Divisor adjustment reflects deletion.	Yes
Change in IWF due to a corporate action or a purchase or sale by an inside holder.	Increasing (decreasing) the IWF increases (decreases) the total market value of the index. The divisor change reflects the change in market value caused by the change to an IWF.	Yes
Special Dividend	When a company pays a special dividend the share price is assumed to drop by the amount of the dividend; the divisor adjustment reflects this drop in index market value.	Yes
Rights offering	Each shareholder receives the right to buy a proportional number of additional shares at a set (often discounted) price. The calculation assumes that the offering is fully subscribed. Divisor adjustment reflects increase in market cap measured as the shares issued multiplied by the price paid.	Yes

Stock splits and stock dividends do not affect the Index Divisor, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post - Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre - Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post - Event Aggregate Market Value}}{\text{Pre - Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P 500® Index. In addition, changes in a company's shares outstanding of 5% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions or exchange offers are made as soon as reasonably possible. Other changes of 5% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participations or other recapitalizations) are made weekly, and are announced on Tuesdays for implementation after the close of trading on Wednesday. In the case of certain rights issuances, in which the number of rights issued and/or terms of their exercise are deemed substantial, a price adjustment and share increase may be implemented immediately.

IWFs are reviewed annually based on the most recently available data filed with various regulators and exchanges. Revised IWFs are applied on the third Friday of September. Changes in IWFs resulting from corporate actions which exceed 10 percentage points will be implemented as soon as possible; changes of less than 10 percentage points are implemented at the next annual review.

GENERAL TERMS OF NOTES

Calculation Agent

JPMSI, one of our affiliates, will act as the calculation agent. The calculation agent will determine, among other things, the Initial Index Level (or Strike Level, if applicable), the Ending Index Level, the Leverage Factor, the Index Spread, the Additional Amount, if any, that we will pay you at maturity and, if the notes bear interest, the amount of interest payable, if any, on any Interest Payment Date. In addition, the calculation agent will determine whether there has been a market disruption event or a discontinuation of the Index and whether there has been a material change in the method of calculating the Index and/or the exercise settlement value and, if the notes bear interest, whether a day is an Interest Payment Date. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you and on us. We may appoint a different calculation agent from time to time after the date of the relevant terms supplement, without your consent and without notifying you.

The calculation agent will provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, of the amount to be paid at maturity and each Interest Payment Date, if applicable, on or prior to 11:00 a.m., New York City time, on the business day preceding the maturity date and each Interest Payment Date, if applicable.

All calculations with respect to the Initial Index Level, the Strike Level, if applicable, the Ending Index Level, the Leverage Factor or the Index Spread will be rounded to the nearest one hundred-thousandth, with five one-millionths rounded upward (e.g., .876545 would be rounded to .87655); all dollar amounts related to determination of the Additional Amount payable at maturity, if any, per $1,000 principal amount note will be rounded to the nearest one ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate principal amount of notes per holder will be rounded to the nearest cent, with one-half cent rounded upward.

Market Disruption Events

Certain events may prevent the calculation agent from determining the Ending Index Level or the Index Spread or calculating the Additional Amount, if any, that we will pay you at maturity. These events may include disruptions or suspensions of trading on the markets as a whole. We refer to these events individually as a "market disruption event."

A "market disruption event," unless otherwise specified in the relevant terms supplement, means:

- a suspension, absence or material limitation of trading of equity securities then constituting 20% or more of the level of the S&P 500® Index on the relevant exchanges (as defined below) for such securities for more than two hours of trading (one hour on any day that is a "roll date" for purposes of calculation the VIX Index or the relevant successor index) during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange; or
- a breakdown or failure in the price and trade reporting systems of any relevant exchange for the S&P 500® Index as a result of which the reported trading prices for equity securities then constituting 20% or more of the level of the S&P 500® Index are materially inaccurate (i) during the one hour preceding the close of the principal trading session on such relevant exchange or (ii) during any one hour period of trading on such relevant exchange on any day that is a "roll date" for purpose of calculating the VIX Index or the relevant successor index; or

- a suspension, absence or material limitation of trading on any relevant exchange for the VIX Index (or any relevant successor index) for more than two hours of trading (one hour on any day that is a "roll date" for purposes of calculation the VIX Index or the relevant successor index) during, or during the one hour period preceding the close of, the principal trading session on such relevant exchange;

- a breakdown or failure in the price and trade reporting systems of the relevant exchange for the VIX Index or the relevant successor index) as a result of which the reported trading prices for SPX Options or VIX Options (or listed options in the relevant successor index) during the one hour period preceding, and including, the scheduled time at which the value of SPX Options is calculated for purposes of the VIX Index (or the relevant successor index) or the scheduled time at which the exercise settlement value for VIX Options (or listed options on the relevant successor index) are materially inaccurate; or

- a decision to permanently discontinue trading in SPX Options or VIX Options (or listed options on the relevant successor index); or

- a failure by the CBOE or any other relevant exchange for the VIX Index (or the relevant successor index) to calculate and publish the exercise settlement value for VIX Options (or listed options on the relevant successor index) on any date on which the Ending Index Level is to be calculated,

in each case as determined by the calculation agent in its sole discretion; and

- a determination by the calculation agent in its sole discretion that any event described above materially interfere with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the notes.

For purposes of determining whether a market disruption event exists at any time, if trading in a security included in the S&P 500® Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security or derivative, as applicable, to the level of the S&P 500® Index will be based on a comparison of:

- the portion of the level of the S&P 500® Index attributable to that security or derivative, as applicable, relative to

- the overall level of the S&P 500® Index,

in each case immediately before that suspension or limitation.

For purposes of determining whether a market disruption event has occurred, unless otherwise specified in the relevant terms supplement:

- a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the relevant exchange for the S&P 500® Index or the VIX Index (or the relevant successor index);

- limitations pursuant to the rules of any relevant exchange similar to NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to NYSE Rule 80B as determined by the calculation agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in an SPX Option or VIX Option (or listed option on the relevant successor index) by the relevant exchange for the VIX Index (or the relevant successor index) by reason of:

  - a price change exceeding limits set by such relevant exchange,

  - an imbalance of orders relating to such options, or

  - a disparity in bid and ask quotes relating to such options

  will, in each such case, constitute a suspension, absence or material limitation of trading on such relevant exchange; and

- a "suspension, absence or material limitation of trading" on any relevant exchange will not include any time when such relevant exchange is itself closed for trading under ordinary circumstances.

"Relevant exchange" means, with respect to the S&P 500® Index, the primary exchange or market of trading for any equity security (or any combination thereof) then included in the S&P 500® Index or, with respect to the VIX Index or any relevant successor index, the primary exchange or market for SPX Options or VIX Options (or listed options on the relevant successor index).

Events of Default

Under the heading "Description of Debt Securities — Events of Default, Waiver, Debt Securities in Foreign Currencies" in the accompanying prospectus is a description of events of default relating to debt securities, including the notes.

Alternate Additional Amount Calculation in Case of an Event of Default

Unless otherwise specified in the relevant terms supplement, in case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable per $1,000 principal amount note upon any acceleration of the notes will be equal to $1,000 (or a portion of $1,000 if there is a Partial Principal Protection Percentage set forth in the relevant terms supplement) plus the Additional Amount, which will be calculated as if the date of acceleration were the Observation Date, plus, if applicable, any accrued and unpaid interest on the notes. If applicable, upon any acceleration of the notes, any interest will be calculated on the basis of a 360-day year of twelve 30-day months and the actual number of days elapsed from and including the previous Interest Payment Date for which interest was paid.

If the maturity of the notes is accelerated because of an event of default as described above, we shall, or shall cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture; Waiver of Compliance" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge, Defeasance and Covenant Defeasance" are not applicable to the notes, unless otherwise specified in the relevant terms supplement.

Listing

The notes will not be listed on any securities exchange, unless otherwise specified in the relevant terms supplement.

Book-Entry Only Issuance — The Depository Trust Company

DTC will act as securities depositary for the notes. The notes will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global notes certificates, representing the total aggregate principal amount of the notes, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Forms of Notes" and "The Depositary."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the notes will be payable and the transfer of the notes will be registrable at the principal corporate trust office of The Bank of New York in The City of New York.

The Bank of New York or one of its affiliates will act as registrar and transfer agent for the notes. The Bank of New York will also act as paying agent and may designate additional paying agents.

Registration of transfers of the notes will be effected without charge by or on behalf of The Bank of New York, but upon payment (with the giving of such indemnity as The Bank of New York may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The notes will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of notes. This discussion applies to you if you are an initial holder of notes purchasing the notes at their issue price for cash and if you hold the notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code").

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect. This summary does not address all aspects of the U.S. federal income taxation of the notes that may be relevant to you in light of your particular circumstances or if you are a holder of notes who is subject to special treatment under the U.S. federal income tax laws, such as:

- a financial institution;
- an insurance company;
- a "regulated investment company" as defined in Code Section 851;
- a "real estate investment trust" as defined in Code Section 856;
- a tax-exempt entity, including an "individual retirement account" or "Roth IRA" as defined in Code Section 408 or 408A, respectively;
- a dealer in securities;
- a person holding the notes as part of a hedging transaction, "straddle," conversion transaction, or integrated transaction, or who has entered into a "constructive sale" with respect to the notes;
- a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;
- a trader in securities who elects to apply a mark-to-market method of tax accounting; or
- a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the notes is technical and complex, the discussion below necessarily represents only a general summary. Moreover, the effects of any applicable state, local or foreign tax laws are not discussed. You should consult your tax adviser concerning the U.S. federal income tax consequences of owning and disposing of the notes, as well as any consequences under the laws of any state, local or foreign taxing jurisdiction.

Tax Treatment of the Notes

We expect to seek an opinion from Davis Polk & Wardwell, our special tax counsel, regarding the treatment of the notes as debt for U.S. federal income tax purposes. The relevant terms supplement will describe Davis Polk & Wardwell's level of comfort on this issue, which will depend on the facts of the particular offering, its receipt of certain factual representations from us at the time of the relevant offering and any additional considerations that may be relevant to the particular offering. The following discussion describes the treatment of the notes assuming that Davis Polk & Wardwell has provided us an opinion that the notes will be treated as debt for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a "U.S. Holder" of notes. You are a "U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a citizen or resident of the United States;
- a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof; or
- an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Notes with a Term of Not More than One Year

If the term of the notes (including either the issue date or the last possible date that the notes could be outstanding, but not both) is not more than one year, the following discussion applies. No statutory, judicial or administrative authority directly addresses the treatment of these notes or instruments similar thereto for U.S. federal income tax purposes, and no ruling will be requested from the IRS with respect to the notes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in these notes are uncertain.

Tax Treatment Prior to Maturity

Because the term of these notes is not more than one year, they will be treated as short-term debt obligations. Cash-method holders will not be required to recognize income with respect to the notes prior to maturity, other than with respect to amounts received as stated interest, if any, or received pursuant to a sale or exchange, as described below. Although accrual-method holders and certain other holders are generally required to accrue interest on short-term notes on a straight-line basis, because the amount of interest that will be received with respect to the notes is uncertain, it is not clear how these accruals should be determined. If the amount of interest that will be received has become fixed (or the likelihood of interest not being a fixed amount has become "remote") prior to the maturity date, it is likely that the amount of interest to be accrued will be determined based on the fixed amount. You should consult your tax adviser regarding the determination of the amount of any interest accruals on the notes.

Sale, Exchange or Redemption of the Notes

Upon a sale or exchange of short-term notes (including redemption of the notes at maturity), you should recognize gain or loss in an amount equal to the difference between the amount you receive and your adjusted basis in the notes. Your adjusted basis in the notes should equal the sum of the amount you paid to acquire the notes and interest that you have previously included in income but not received, if any.

The amount of any resulting loss will be treated as a capital loss, and may be subject to special reporting requirements if the loss exceeds certain thresholds. In the case of a gain resulting from redemption at maturity, the gain should be treated as ordinary interest income. It is not clear, however, whether or to what extent gain from a sale or exchange prior to maturity should be treated as capital gain or ordinary interest income. If the amount of interest to be received at maturity has become fixed (or the likelihood of this amount not being a fixed amount has become "remote") prior to a sale or exchange, it is likely that the portion of gain on this sale or exchange that should be treated as accrued interest (and, therefore, taxed as ordinary interest income) will be determined based on the fixed amount. You should consult your tax adviser regarding the proper treatment of any gain or loss recognized upon sale or exchange of the short-term notes (including redemption of the notes at maturity).

Interest on Indebtedness Incurred to Purchase the Notes

To the extent you have not previously included interest income on short-term notes, you may be required to defer deductions for interest paid on indebtedness incurred to purchase or carry the notes until the maturity of the notes or until you dispose of your notes in a taxable transaction. You should consult your tax adviser regarding the possibility of this deferral.

Notes with a Term of More than One Year

Unless otherwise provided in the relevant terms supplement, if the term of the notes (including either the issue date or last possible date that the notes could be outstanding, but not both) is more than one year, the notes will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, with the consequences described below. The notes will generally be subject to the original issue discount ("OID") provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the notes as described below.

We are required to determine a "comparable yield" for the notes. The "comparable yield" is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the notes. Solely for purposes of determining the amount of interest income that you will be required to accrue, we are also required to construct a "projected payment schedule" in respect of the notes representing a series of payments the amount and timing of which would produce a yield to maturity on the notes equal to the comparable yield.

Unless otherwise provided in the relevant terms supplement, we will provide, and you may obtain, the comparable yield for a particular offering of notes, and the related projected payment schedule, in the final terms supplement for these notes, which we will file with the SEC.

Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual amount, if any, that we will pay on the notes.

For U.S. federal income tax purposes, you are required to use our determination of the comparable yield and projected payment schedule in determining interest accruals and adjustments in respect of the notes, unless you timely disclose and justify the use of other estimates to the IRS. Regardless of your accounting method, you will be required to accrue as interest income OID on the notes at the comparable yield, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of the contingent payment(s) on the notes (as described below).

In addition to interest accrued based upon the comparable yield as described above, you will be required to recognize interest income equal to the amount of any net positive adjustment, *i.e.*, the excess of actual payments over projected payments, in respect of the notes for a taxable year. A net negative adjustment, *i.e.*, the excess of projected payments over actual payments, in respect of the notes for a taxable year:

- will first reduce the amount of interest in respect of the notes that you would otherwise be required to include in income in the taxable year; and
- to the extent of any excess, will give rise to an ordinary loss, but only to the extent that the amount of all previous interest inclusions under the notes exceeds the total amount of your net negative adjustments treated as ordinary loss on the notes in prior taxable years.

A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. Any net negative adjustment in excess of the amounts described above will be carried forward to offset future interest income in respect of the notes or to reduce the amount realized on a sale or exchange of the notes (including redemption of the notes at maturity).

Upon a sale or exchange of the notes (including redemption of the notes at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount received from the sale, exchange or retirement and your adjusted tax basis in the notes. Your adjusted tax basis in the notes will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the notes (determined without regard to any of the positive or negative adjustments to interest accruals described above) and decreased by the amount of any prior projected payments in respect of the notes. You generally must treat any gain as interest income and any loss as ordinary loss to the extent of previous interest inclusions (reduced by the total amount of net negative adjustments previously taken into account as ordinary losses), and the balance as capital loss. These losses are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code. The deductibility of capital losses, however, is subject to limitations. Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS. You should consult your tax adviser regarding these limitations and reporting obligations.

Special rules would apply if the contingent payment on the notes becomes fixed prior to its scheduled date of payment. For purposes of the preceding sentence, a payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental within the meaning of the applicable Treasury regulations. Generally, under these rules, you would be required to account for the difference between the originally projected payment at maturity and the fixed payment at maturity in a reasonable manner over the period to which the difference relates. In addition, you might be required to make adjustments to, among other things, your accrual periods and your adjusted basis in the notes. The character of any gain or loss on a sale or exchange of your notes will also be affected. You should consult your tax adviser concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a "Non-U.S. Holder" of notes. You are a "Non-U.S. Holder" if you are a beneficial owner of a note for U.S. federal income tax purposes that is:

- a nonresident alien individual;
- a foreign corporation; or
- a nonresident alien fiduciary of a foreign estate or trust.

You are not a "Non-U.S. Holder" for purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of disposition. In this case, you should consult your own tax adviser regarding the U.S. federal income tax consequences of the sale or exchange of the notes (including redemption of the notes at maturity).

Payments to you on the notes, and any gain realized on a sale or exchange of the notes (including redemption of the notes at maturity), will be exempt from U.S. federal income tax (including withholding tax) *provided* generally, in the case of notes with a term of more than 183 days, that you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a U.S. person and provide your name and address or otherwise satisfy applicable documentation requirements, and these amounts are not effectively connected with your conduct of a U.S. trade or business.

Notwithstanding the preceding paragraph, if the notes have a term to maturity of 183 days or less and you do not provide a properly executed IRS Form W-8BEN, you may be subject to backup withholding, as described below, unless you provide documentation of your status as a non-U.S. person.

If you are engaged in a U.S. trade or business and if the income or gain on the notes, if any, is effectively connected with your conduct of that trade or business, although exempt from the withholding tax discussed above, you will generally be subject to regular U.S. income tax on this income or gain in the same manner as if you were a U.S. Holder, except that in lieu of the certificate described in the second preceding paragraph, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the notes, including the possible imposition of a 30% branch profits tax if you are a corporation.

If you are an individual, your notes will not be included in your estate for U.S. federal estate tax purposes, *provided* that interest on the notes is not then effectively connected with your conduct of a U.S. trade or business.

Backup Withholding and Information Reporting

Interest (including OID) accrued or paid on the notes and the proceeds received from a sale or exchange of the notes (including redemption of the notes at maturity) will be subject to information reporting if you are not an "exempt recipient" (such as a domestic corporation) and may also be subject to backup withholding at the rates specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. Holder) or meet certain other conditions. If you are a Non-U.S. Holder and you comply with the identification procedures described in the preceding section, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, *provided* the required information is furnished to the IRS.

UNDERWRITING

Under the terms and subject to the conditions contained in the Master Agency Agreement entered into between JPMorgan Chase & Co. and J.P. Morgan Securities Inc. as agent (an "Agent" or "JPMSI"), and certain other agents that may be party to the Master Agency Agreement, as amended or supplemented, from time to time (each, an "Agent" and collectively with JPMSI, the "Agents"), each Agent participating in an offering of notes, acting as principal for its own account, has agreed to purchase, and we have agreed to sell, the principal amount of notes set forth on the cover page of the relevant terms supplement. Each such Agent proposes initially to offer the notes directly to the public at the public offering price set forth on the cover page of the relevant terms supplement. JPMSI will allow a concession to other dealers, or we may pay other fees, in the amount set forth on the cover page of the relevant terms supplement. After the initial offering of the notes, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of JPMSI. The underwriting arrangements for this offering comply with the requirements of NASD Rule 2720 regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with NASD Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior written approval of the customer.

JPMSI or another Agent may act as principal or agent in connection with offers and sales of the notes in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the notes, JPMSI may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. Specifically, JPMSI may sell more notes than it is obligated to purchase in connection with the offering, creating a naked short position in the notes for its own account. JPMSI must close out any naked short position by purchasing the notes in the open market. A naked short position is more likely to be created if JPMSI is concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, JPMSI may bid for, and purchase, notes in the open market to stabilize the price of the notes. Any of these activities may raise or maintain the market price of the notes above independent market levels or prevent or retard a decline in the market price of the notes. JPMSI is not required to engage in these activities, and may end any of these activities at any time.

No action has been or will be taken by us, JPMSI or any dealer that would permit a public offering of the notes or possession or distribution of this product supplement no. 150-I or the accompanying prospectus supplement, prospectus or terms supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the notes, or distribution of this product supplement no. 150-I or the accompanying prospectus supplement, prospectus or terms supplement or any other offering material relating to the notes, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the notes has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the notes or possesses or distributes this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the notes under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the notes. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission. For additional information regarding selling restrictions, please see "Notice to Investors" in this product supplement.

Unless otherwise specified in the relevant terms supplement, the settlement date for the notes will be the third business day following the pricing date (which is referred to as a "T+3" settlement cycle).

NOTICE TO INVESTORS

We are offering to sell, and are seeking offers to buy, the notes only in jurisdictions where offers and sales are permitted. Neither this product supplement no. 150-I nor the accompanying prospectus supplement, prospectus or terms supplement constitutes an offer to sell, or a solicitation of an offer to buy, any notes by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement no. 150-I nor the accompanying prospectus supplement, prospectus or terms supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement no. 150-I and accompanying prospectus supplement, prospectus and terms supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement and the purchase, offer or sale of the notes and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the notes under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales.

Argentina

The notes have not been and will not be authorized by the *Comisión Nacional de Valores* (the "CNV") for public offer in Argentina and therefore may not be offered or sold to the public at large or to sectors or specific groups thereof by any means, including but not limited to personal offerings, written materials, advertisements, the internet or the media, in circumstances which constitute a public offering of securities under Argentine Law No. 17,811, as amended (the "Argentine Public Offering Law").

The Argentine Public Offering Law does not expressly recognize the concept of private placement. Notwithstanding the foregoing, pursuant to the general rules on public offering and the few existing judicial and administrative precedents, the following private placement rules have been outlined:

(i)   target investors should be qualified or sophisticated investors, capable of understanding the risk of the proposed investment.

(ii)   investors should be contacted on an individual, direct and confidential basis, without using any type of massive means of communication.

(iii) the number of contacted investors should be relatively small.

(iv) investors should receive complete and precise information on the proposed investment.

(v)   any material, brochures, documents, etc, regarding the investment should be delivered in a personal and confidential manner, identifying the name of the recipient.

(vi) the documents or information mentioned in item (v) should contain a legend or statement expressly stating that the offer is a private offer not subject to the approval or supervision of the CNV, or any other regulator in Argentina.

(vii) the aforementioned documents or materials should also contain a statement prohibiting the re-sale or re-placement of the relevant securities within the Argentine territory or their sale through any type of transaction that may constitute a public offering of securities pursuant to Argentine law.

The Bahamas

The notes have not been and shall not be offered or sold in or into The Bahamas except in circumstances that do not constitute a 'public offering' according to the Securities Industry Act, 1999.

The offer of the notes, directly or indirectly, in or from within The Bahamas may only be made by an entity or person who is licensed as a Broker Dealer by the Securities Commission of The Bahamas.

Persons deemed "resident" in The Bahamas pursuant to the Exchange Control Regulations, 1956 must receive the prior approval of the Central Bank of The Bahamas prior to accepting an offer to purchase any notes.

Bermuda

This product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement have not been registered or filed with any regulatory authority in Bermuda. The offering of the notes pursuant to this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and any terms supplement to persons resident in Bermuda is not prohibited, *provided* we are not thereby carrying on business in Bermuda.

Brazil

The notes have not been and will not be registered with the "*Comissão de Valores Mobiliários*" – the Brazilian Securities and Exchange Commission ("CVM") and accordingly, the notes may not and will not be sold, promised to be sold, offered, solicited, advertised and/or marketed within the Federal Republic of Brazil, except in circumstances that cannot be construed as a public offering or unauthorized distribution of securities under Brazilian laws and regulations. The notes are not being offered into Brazil. Documents relating to an offering of the notes, as well as the information contained herein and therein, may not be supplied or distributed to the public in Brazil nor be used in connection with any offer for subscription or sale of the notes to the public in Brazil.

British Virgin Islands

The notes may not be offered in the British Virgin Islands unless we or the person offering the notes on our behalf is licensed to carry on business in the British Virgin Islands. We are not licensed to carry on business in the British Virgin Islands. The notes may be offered to British Virgin Islands "business companies" (from outside the British Virgin Islands) without restriction. A British Virgin Islands "business company" is a company formed under or otherwise governed by the BVI Business Companies Act, 2004 (British Virgin Islands).

Cayman Islands

This product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement, and the notes offered hereby and thereby have not been, and will not be, registered under the laws and regulations of the Cayman Islands, nor has any regulatory authority in the Cayman Islands passed comment upon or approved the accuracy or adequacy of this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement. The notes have not been, and will not be, offered or sold, directly or indirectly, in the Cayman Islands.

Chile

None of the Agents, we or the notes have been registered with the *Superintendencia de Valores y Seguros de Chile* (Chilean Securities and Insurance Commission) pursuant to *Ley No. 18,045 de Mercado de Valores* (the "Chilean Securities Act"), as amended, of the Republic of Chile and, accordingly, the notes have not been and will not be offered or sold within Chile or to, or for the account or benefit of persons in Chile except in circumstances which have not resulted and will not result in a public offering and/or securities intermediation in Chile within the meaning of the Chilean Securities Act.

None of the Agents is a bank or a licensed broker in Chile, and therefore each Agent has not and will not conduct transactions or any business operations in any of such qualities, including the marketing, offer and sale of the notes, except in circumstances which have not resulted and will not result in a "public offering" as such term is defined in Article 4 of the Chilean Securities Act, and/or have not resulted and will not result in the intermediation of securities in Chile within the meaning of Article 24 of the Chilean Securities Act and/or the breach of the brokerage restrictions set forth in Article 39 of Decree with Force of Law No. 3 of 1997.

The notes will only be sold to specific buyers, each of which will be deemed upon purchase:

(i)   to be a financial institution and/or an institutional investor or a qualified investor with such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the notes;

(ii)   to agree that it will only resell the notes in the Republic of Chile in compliance with all applicable laws and regulations; and that it will deliver to each person to whom the notes are transferred a notice substantially to the effect of this selling restriction;

(iii)   to acknowledge receipt of sufficient information required to make an informed decision whether or not to invest in the notes; and

(iv)   to acknowledge that it has not relied upon advice from any Agent and/or us, or its or our respective affiliates, regarding the determination of the convenience or suitability of notes as an investment for the buyer or any other person; and has taken and relied upon independent legal, regulatory, tax and accounting advice.

Colombia

The notes have not been and will not be registered in the National Securities Registry of Colombia (*Registro Nacional de Valores y Emisores*) kept by the Colombian Financial Superintendency (*Superintendencia Financiera de Colombia*) or in the Colombian Stock Exchange (*Bolsa de Valores de Colombia*).

Therefore, the notes shall not be marketed, offered, sold or distributed in Colombia or to Colombian residents in any manner that would be characterized as a public offering, as such is defined in article 1.2.1.1 of Resolution 400, issued on May 22, 1995 by the Securities Superintendency General Commission (*Sala General de la Superintendencia de Valores*), as amended from time to time.

If the notes are to be marketed within Colombian territory or to Colombian residents, regardless of the number of persons to which said marketing is addressed to, any such promotion or advertisement of the notes must be made through a local financial entity, a representative's office, or a local correspondent, in accordance with Decree 2558, issued on June 6, 2007 by the Ministry of Finance and Public Credit of Colombia, as amended from time to time.

Therefore, the notes should not be marketed within Colombian territory or to Colombian residents, by any given means, that may be considered as being addressed to an indeterminate number of persons or to more than ninety-nine (99) persons, including but not limited to: (i) any written material or other means of communication, such as subscription lists, bulletins, pamphlets or advertisements; (ii) any offer or sale of the notes at offices or branches open to the public; (iii) use of any oral or written advertisements, letters, announcements, notices or any other means of communication that may be perceived to be addressed to an indeterminate number of persons for the purpose of marketing and/or offering the notes; or (iv) use (a) non-solicited emails or (b) email distributions lists to market the notes.

El Salvador

The notes may not be offered to the general public in El Salvador, and according to Article 2 of the *Ley de Mercado de Valores* (Securities Market Law) of the Republic of El Salvador, Legislative Decree number 809 dated 16 February 1994, published on the *Diario Oficial* (Official Gazette) number 73-BIS, Number 323, dated 21 April 1994, and in compliance with the aforementioned regulation, each Agent has represented and agreed that it will not make an invitation for subscription or purchase of the notes to indeterminate individuals, nor will it make known this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement in the territory of El Salvador through any mass media communication such as television, radio, press, or any similar medium, other than publications of an international nature that are received in El Salvador, such as internet access or foreign cable advertisements, which are not directed to the Salvadoran public. The offering of the notes has not been registered with an authorized stock exchange in the Republic of El Salvador. Any negotiation for the purchase or sale of notes in the Republic of El Salvador shall only be negotiated on an individual basis with determinate individuals or entities in strict compliance with the aforementioned Article 2 of the Salvadoran Securities Market Law, and shall in any event be effected in accordance with all securities, tax and exchange control of the Dominican Republic, Central America, and United States Free Trade Agreements, and other applicable laws or regulations of the Republic of El Salvador.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), each Agent has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of notes which are the subject of the offering contemplated by this product supplement no. 150-I and the accompanying prospectus supplement to the public in that Relevant Member State prior to the publication of a prospectus in relation to the notes which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive except that it may, with effect from and including the Relevant Implementation Date, make an offer of such notes to the public in that Relevant Member State:

(a) at any time to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) at any time to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the Agent; or

(d) at any time in any other circumstances which do not require the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an "offer of notes to the public" in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out herein.

Hong Kong

The notes may not be offered or sold in Hong Kong, by means of any document, other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances that do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong. Each Agent has not issued and will not issue any advertisement, invitation or document relating to the notes, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to notes which are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Jersey

Each Agent has represented to and agreed with us that it will not circulate in Jersey any offer for subscription, sale or exchange of any notes which would constitute an offer to the public for the purposes of Article 8 of the Control of Borrowing (Jersey) Order 1958.

Mexico

The notes have not been, and will not be, registered with the Mexican National Registry of Securities maintained by the Mexican National Banking and Securities Commission nor with the Mexican Stock Exchange and therefore, may not be offered or sold publicly in the United Mexican States. This product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement may not be publicly distributed in the United Mexican States. The notes may be privately placed in Mexico among institutional and qualified investors, pursuant to the private placement exemption set forth in Article 8 of the Mexican Securities Market Law.

The Netherlands

An offer to the public of any notes which are the subject of the offering and placement contemplated by this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement may not be made in The Netherlands and each Agent has represented and agreed that it has not made and will not make an offer of such notes to the public in The Netherlands, unless such an offer is made exclusively to one or more of the following categories of investors in accordance with the Dutch Financial Markets Supervision Act (*Wet op het financieel toezicht*, the "FMSA"):

1.   Regulated Entities: (a) any person or entity who or which is subject to supervision by a regulatory authority in any country in order to lawfully operate in the financial markets (which includes: credit institutions, investment firms, financial institutions, insurance companies, collective investment schemes and their management companies, pension funds and their management companies, and commodity dealers) ("Supervised Entities"); and (b) any person or entity who or which engages in a regulated activity on the financial markets but who or which is not subject to supervision by a regulatory authority because it benefits from an exemption or dispensation ("Exempt Entities");

2.   Investment Funds and Entities: any entity whose corporate purpose is solely to invest in securities (which includes, without limitation, hedge funds);

3.   Governmental institutions: the Dutch State, the Dutch Central Bank, Dutch regional, local or other decentralized governmental institutions, international treaty organizations and supranational organizations;

4.   Self-certified Small and Medium-Sized Enterprises ("SMEs"): any company having its registered office in The Netherlands which does not meet at least two of the three criteria mentioned in (6) below and which has (a) expressly requested the Netherlands Authority for the Financial Markets (the "AFM") to be considered as a qualified investor, and (b) been entered on the register of qualified investors maintained by the AFM;

5.   Self-certified Natural Persons: any natural person who is resident in The Netherlands if this person meets at least two (2) of the following criteria:

   (i)   the investor has carried out transactions of a significant size on securities markets at an average frequency of, at least, ten (10) per quarter over the previous four (4) quarters;

   (ii) the size of the investor's securities portfolio exceeds €500,000;

   (iii) the investor works or has worked for at least one (1) year in the financial sector in a professional position which requires knowledge of investment in securities,

provided this person has:

   (a) expressly requested the AFM to be considered as a qualified investor; and

   (b) been entered on the register of qualified investors maintained by the AFM;

6.   Large Enterprises: any company or legal entity which meets at least two of the following three criteria according to its most recent consolidated or non-consolidated annual accounts:

   (a) an average number of employees during the financial year of at least 250;

   (b) total assets of at least €43,000,000; or

   (c) an annual net turnover of at least €50,000,000.

7.   Discretionary individual portfolio managers: any portfolio manager in The Netherlands who or which purchases the notes for the account of clients who are not Qualified Investors on the basis of a contract of agency that allows for making investment decisions on the client's behalf without specific instructions of or consultation with any such client;

8.   Minimum consideration: any person or entity for a minimum consideration of €50,000 or more (or equivalent in foreign currency) for each offer of notes; or

9.   Fewer than 100 Offerees: fewer than 100 natural or legal persons (other than Qualified Investors).

   For the purposes of this provision, the expression:

   (a) an "offer to the public" in relation to any notes means making a sufficiently determined offer as meant in Section 217(1) of Book 6 of the Dutch Civil Code (*Burgerlijk Wetboek*) addressed to more than one person to conclude a contract to purchase or otherwise acquire notes, or inviting persons to make an offer in respect of such notes;

   (b) "Qualified Investors" means the categories of investors listed under (1) up to and including (6) above.

   Zero Coupon Notes may not, directly or indirectly, as part of their initial distribution (or immediately thereafter) or as part of any re-offering be offered, sold, transferred or delivered in The Netherlands. For purposes of this paragraph "Zero Coupon Notes" are notes (whether in definitive or in global form) that are in bearer form and that constitute a claim for a fixed sum against us and on which interest does not become due prior to maturity or on which no interest is due whatsoever.

Panama

The notes have not been and will not be registered with the National Securities Commission of the Republic of Panama under Decree Law No. 1 of July 8, 1999 (the "Panamanian Securities Law") and may not be publicly offered or sold within Panama, except in certain limited transactions exempt from the registration requirements of the Panamanian Securities Law. The notes do not benefit from the tax incentives provided by the Panamanian Securities Law and are not subject to regulation or supervision by the National Securities Commission of the Republic of Panama.

Peru

The notes have been and will be offered only to institutional investors (as defined by the Peruvian Securities Market Law – "*Ley de Mercado de Valores*" enacted by Legislative Decree No. 861 – Unified Text of the Law approved by Supreme Decree No. 093-2002-EF) and not to the public in general or a segment of it. The placement of the notes shall comply with article 5 of the Peruvian Securities Market Law.

Singapore

Neither this product supplement no. 150-I nor the accompanying prospectus supplement, prospectus or terms supplement has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this product supplement no. 150-I, the accompanying prospectus supplement, prospectus or terms supplement, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Switzerland

The notes have not been and will not be offered or sold, directly or indirectly, to the public in Switzerland, and this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement do not constitute a public offering prospectus as that term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations.

We have not applied for a listing of the notes on the SWX Swiss Exchange or on any other regulated securities market and, consequently, the information presented in this product supplement no. 150-I and the accompanying prospectus supplement, prospectus and terms supplement does not necessarily comply with the information standards set out in the relevant listing rules.

The notes do not constitute a participation in a collective investment scheme in the meaning of the Swiss Federal Act on Collective Investment Schemes and are not licensed by the Swiss Federal Banking Commission. Accordingly, neither the notes nor holders of the notes benefit from protection under the Swiss Federal Act on Collective Investment Schemes or supervision by the Swiss Federal Banking Commission.

United Kingdom

Each Agent has represented and agreed that:

(a) it is a person whose ordinary activities involve it in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of its business and (ii) it has not offered or sold and will not offer or sell the notes other than to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or as agent) for the purposes of their businesses or who it is reasonable to expect will acquire, hold, manage or dispose of investments (as principal or agent) for the purposes of their businesses where the issue of the notes would otherwise constitute a contravention of Section 19 of the Financial Services and Markets Act 2000 (the "FSMA")) by the Issuer;

(b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and

(c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Uruguay

The offering of notes in Uruguay constitutes a private offering and each Agent has agreed that the notes and us will not be registered with the Central Bank of Uruguay pursuant to section 2 of Uruguayan law 16.749.

Venezuela

The notes comprising this offering have not been registered with the Venezuelan National Securities Commission (*Comisión Nacional de Valores*) and are not being publicly offered in Venezuela. No document related to the offering of the notes shall be interpreted to constitute a public offer of securities in Venezuela. This document has been sent exclusively to clients of the Agents and the information contained herein is private, confidential and for the exclusive use of the addressee. Investors wishing to acquire the notes may use only funds located outside of Venezuela, which are not of mandatory sale to the Central Bank of Venezuela (*Banco Central de Venezuela*) or are not otherwise subject to restrictions or limitations under the exchange control regulation currently in force in Venezuela.

BENEFIT PLAN INVESTOR CONSIDERATIONS

A fiduciary of a pension, profit-sharing or other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), including entities such as collective investment funds, partnerships and separate accounts whose underlying assets include the assets of such plans (collectively, "ERISA Plans") should consider the fiduciary standards of ERISA in the context of the ERISA Plans' particular circumstances before authorizing an investment in the notes. Among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the ERISA Plan.

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (together with ERISA Plans, "Plans"), from engaging in certain transactions involving the "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code (in either case, "Parties in Interest") with respect to such Plans. As a result of our business, we are a Party in Interest with respect to many Plans. Where we are a Party in Interest with respect to a Plan (either directly or by reason of ownership of our subsidiaries), the purchase and holding of the notes by or on behalf of the Plan would be a prohibited transaction under Section 406 of ERISA and Section 4975 of the Code, unless exemptive relief were available under an applicable exemption (as described below).

Certain prohibited transaction class exemptions ("PTCEs") issued by the U.S. Department of Labor may provide exemptive relief for direct or indirect prohibited transactions resulting from the purchase or holding of the notes. Those class exemptions are PTCE 96-23 (for certain transactions determined by in-house asset managers), PTCE 95-60 (for certain transactions involving insurance company general accounts), PTCE 91-38 (for certain transactions involving bank collective investment funds), PTCE 90-1 (for certain transactions involving insurance company separate accounts), and PTCE 84-14 (for certain transactions determined by independent qualified asset managers). In addition, ERISA Section 408(b)(17) and Section 4975(d)(20) of the Code provide a limited exemption for the purchase and sale of the notes and the related lending transactions, provided that neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and provided further that the Plan pays no more than adequate consideration in connection with the transaction (the so-called "service provider exemption").

Accordingly, the notes may not be purchased or held by any Plan, any entity whose underlying assets include "plan assets" by reason of any Plan's investment in the entity (a "Plan Asset Entity") or any person investing "plan assets" of any Plan, unless such purchaser or holder is eligible for the exemptive relief available under PTCE 96-23, 95-60, 91-38, 90-1 or 84-14 or the service-provider exemption or there is some other basis on which the purchase and holding of the notes is not prohibited. Each purchaser or holder of the notes or any interest therein will be deemed to have represented by its purchase of the notes that (a) its purchase and holding of the notes is not made on behalf of or with "plan assets" of any Plan or (b) its purchase and holding of the notes will not result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

Employee benefit plans that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and non-U.S. plans (as described in Section 4(b)(4) of ERISA) are not subject to these "prohibited transaction" rules of ERISA or Section 4975 of the Code, but may be subject to similar rules under other applicable laws or documents ("Similar Laws"). Accordingly, each purchaser or holder of the notes shall be required to represent (and deemed to have represented by its purchase of the notes) that such purchase and holding is not prohibited under applicable Similar Laws.

Due to the complexity of the applicable rules, it is particularly important that fiduciaries or other persons considering purchasing the notes on behalf of or with "plan assets" of any Plan consult with their counsel regarding the relevant provisions of ERISA, the Code or any Similar Laws and the availability of exemptive relief.

Each purchaser and holder of the notes has exclusive responsibility for ensuring that its purchase and holding of the notes does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The sale of any notes to any Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by such plans generally or any particular plan, or that such an investment is appropriate for plans generally or any particular plan.